Carlton Fleming

+1 650 843 5865

cfleming@cooley.com

March 25, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh

Jim Rosenberg

Dorrie Yale

Erin Jaskot

Re:	NGM Biopharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 28, 2018
File No. 333-227608
CIK No. 0001426332

Ladies and Gentlemen:

On behalf of NGM Biopharmaceuticals, Inc. (“NGM” or the “Company”), we are submitting this letter and the following information in response to a letter, dated October 5, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on September 28, 2018. We are also filing the Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”). We are also sending a copy of this letter and the Amendment No. 1 in typeset format, including a version that is marked to show changes to the Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment No. 1.

Form S-1 filed September 28, 2018

Notes to Consolidated Financial Statements

5. Research Collaboration and License Agreements

Merck, page F-22

1.

Please revise the last paragraph herein and on F-54 under “Company Option to Elect Cost and Profit Share and Merck Financial Assistance” to provide more specificity regarding the amounts that Merck will advance to the Company as well as the amount of the aggregate cap.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 137, F-24 and F-25 of the Amendment No. 1.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

March 25, 2019

Page Two

2.

Refer to your response to our prior comment 2. As previously requested in our comment, please provide in your disclosure a break out of the aggregate clinical development milestones of $77.7 million by indication (i.e. first indication, second indication and third indication) for each of the three geographic areas (i.e. United States, European Union and Japan).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 140 and F-27 of the Amendment No. 1. The Company advises the Staff that there are not separate milestone payments in each of the three geographic areas upon the achievement of clinical development milestones.

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Please contact me at (650) 843-5865, Kenneth Guernsey of Cooley LLP at (415) 693-2091 or Michael Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Carlton Fleming
Carlton Fleming Cooley LLP

cc:	David Woodhouse, Ph.D., NGM Biopharmaceuticals, Inc.
Kenneth Guernsey, Cooley LLP
Michael Tenta, Cooley LLP
Bruce Dallas, Davis Polk & Wardwell LLP
Sarah Solum, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com